Mail Stop 3561

April 10, 2009

Thomas Scozzafava
Chairman, Chief Executive Officer and Chief Financial Officer
Seaway Valley Capital Corporation
10-18 Park Street
2nd Floor
Gouverneur, New York 13642

> **Re: Seaway Valley Capital Corporation**
> **Amendment No. 2 to Preliminary Information Statement on**
> **Schedule 14C**
> **Filed April 8, 2009**
> **Form 8-K**
> **Filed December 30, 2008**
> **File No. 001-11115**

Dear Mr. Scozzafava:

        We have completed our review of the above referenced filings and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director